Triera Biosciences Completes Innovative Solutions Canada Contract, Advances Platform Toward New Candidate Development

OCI Collaborate 2 Commercialize Agreement Executed to Fund
Proprietary Seasonal Influenza Candidate Development

April 14, 2026 - Guelph, Ontario - Zentek Ltd. (NASDAQ/TSXV: ZTEK) ("Zentek" or the "Company") today announces that its subsidiary Triera Biosciences Inc. ("Triera") has completed a Government of Canada contract through the Innovative Solutions Canada ("ISC") program. The project centered on the development of an aptamer-based asset for binding and deactivating H5N1, the influenza strain responsible for highly pathogenic avian influenza (HPAI). Selection of the aptamer at the center of this asset was achieved in approximately 7 weeks - a speed and adaptability profile the Company believes would not have been achievable through conventional antibody-based molecular recognition approaches. A full technical report of the results of this program will be forthcoming once all project partners have completed their final reports.

Meanwhile, based on the positive progress of the platform's development, Triera has executed an Ontario Centres of Innovation ("OCI") Collaborate 2 Commercialize ("C2C") agreement, activating the next phase of development focused on proprietary seasonal influenza treatment candidates. The total approved OCI C2C project budget is approximately $300,000, with OCI and Zentek providing matched cash contributions. The program will be conducted in collaboration with the Li and Miller Laboratories at McMaster University.

Building on the foundation provided by the recently completed H5N1 studies, Triera extended the aptamer discovery platform to seasonal influenza virus targets, applying the same multivalent aptamer engineering principles to hemagglutinin (HA) subtypes H1 and H3, without restarting discovery from first principles.

OCI C2C Agreement and Advanced Development

This phase is strategically distinct from the ISC Testing Stream scope: while the ISC contract validated the platform against highly pathogenic H5N1 - an important proof of platform capability and a recognized pandemic risk - the OCI phase is directed toward seasonal influenza strains, including H1N1 and H3N2, the two most commonly circulating Influenza A subtypes responsible for seasonal flu.1

The OCI-funded program will apply proprietary aptamer engineering methods - including the multivalent aptamer architecture established through the SARS-CoV-2 and H5N1 programs - to develop candidates with the potency profiles required for clinical advancement. Key workstreams include:

• Advanced candidate selection and optimization using multivalent aptamer engineering for enhanced binding avidity and stability in the presence of nucleases

• Expanded strain coverage including H1N1, H3N2 and H7N9 to demonstrate multi-subtype platform applicability

• Dose-finding and pharmacokinetic/pharmacodynamic modeling to define the protective and therapeutic window

• Initiation of GLP-style toxicology and immunogenicity studies oriented toward Health Canada regulatory dialogue

Management Commentary

Dr. Matthew S. Miller, Ph.D., Scientific Director, Michael G. DeGroote Institute for Infectious Disease Research, McMaster University, and Co-Director, Canadian Pandemic Preparedness Hub, said: "Up to 20% of the global population (~1.66 billion people) are estimated to be infected with seasonal influenza viruses each year. These infections are estimated to cause 3 to 5 million cases of severe infection, and 290,000 to 650,000 deaths each year - despite the availability of seasonal influenza vaccine and antiviral drugs.2 This underscores the massive unmet medical need and market potential for developing new strategies to prevent and treat seasonal influenza virus. The evolution of our aptamer platform from SARS-CoV-2, to highly-pathogenic avian influenza H5N1, to seasonal influenza virus is logical and demonstrates the flexibility of our technology and its suitability to address ongoing challenges in infectious disease prevention."

Adam MacIntosh, Ph.D., VP of Scientific Affairs, Triera Biosciences, said: "We are proud to have been a part of such relevant and important development work with support from the federal government and in collaboration with the thorough and rigorous research teams at McMaster University, and are excited to begin the work associated with the new OCI funding. These efforts have highlighted the extreme speed and modularity of the aptamer development platform, as well as its potential role in solidifying Canada as a major proponent of foresight and preparedness for future threats from infectious disease. Triera will continue to leverage the products, knowledge, and momentum generated from these programs to deliver even greater advances in the months and years ahead."

About Triera Biosciences Ltd.

Triera holds an exclusive, worldwide, royalty-bearing license from McMaster University to use and practice aptamer applications developed through the collaboration with the Li Lab for the next 20 years. Triera and McMaster's combined expertise and capabilities in aptamer technology offer the potential to reduce the cost and time required for the development of new treatments and molecular recognition tools.

About Zentek

Zentek Ltd. is a Canadian intellectual property development and commercialization company advancing a portfolio of graphene-enabled and advanced material technologies across clean air, next-generation materials, and critical minerals. The Company's core platforms are Albany Graphite, ZenGUARD™, and Triera.

About ISC

Innovative Solutions Canada ("ISC") is a government-wide initiative that leverages procurement to connect federal departments with Canadian companies, including small and medium-sized enterprises (SMEs), and their innovative technologies.

Through the program the government launches solution-based calls to develop, test and procure Canadian innovations that address government priorities and operational needs. Funding and testing opportunities allow for Canadian-developed solutions to be refined and validated within an operational context, increasing supplier readiness and visibility for potential future adoption by federal organizations.

About OCI

The Ontario Centre of Innovation ("OCI") brings industry, academic, and government partners together to invest in collaborative R&D, technology development, and commercialization opportunities that generate the highest return on innovation for Ontarians.

As an ecosystem connector, OCI initiates unparalleled partnership opportunities, develops and manages successful industry-academic collaborations, supports high-potential SMEs in commercializing ground-breaking research, and provides hands-on training and skills development opportunities for the next generation of highly-skilled talent. OCI drives economic growth and job creation through investments in the development, commercialization, and adoption of advanced technologies.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

References:

1) Types of Influenza Viruses, Centers for Disease Control and Prevention, (https://www.cdc.gov/flu/about/viruses-types.html#:~:text=What%20to%20know,to%20cause%20illness%20in%20people.), 26 September 2025.

2) Influenza (seasonal), World Health Organization, (https://www.who.int/news-room/fact-sheets/detail/influenza-(seasonal), 25 February 2025.

For further information:

Mohammed (Moe) Jiwan

Chief Executive Officer, Zentek Ltd.

T: 416-709-8876

E: mjiwan2@zentek.com

W: www.zentek.com